Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement

No. 333-270133

June 17, 2025

PRICING TERM SHEET

BRANDYWINE OPERATING PARTNERSHIP, L.P.

$150,000,000 8.875% GUARANTEED NOTES DUE 2029

Issuer:	Brandywine Operating Partnership, L.P.

Guarantor:	Brandywine Realty Trust

Type of Offering:	SEC registered

Trade Date:	June 17, 2025

Settlement Date*:	June 27, 2025 (T+ 7)

Title of Securities:	$150,000,000 8.875% Guaranteed Notes due 2029 (the “Additional Notes”)

The Additional Notes will become part of the same series as the outstanding 8.875% Guaranteed Notes due April 12, 2029, $400,000,000 aggregate principal amount of which was originally issued on April 12, 2024, for all purposes.

Aggregate Principal Amount:	$150,000,000 of the Additional Notes.

Immediately after giving effect to the issuance of the Additional Notes and together with the previously issued $400,000,000 in aggregate principal amount of the 8.875% Guaranteed Notes due 2029, the total outstanding aggregate principal amount of the 8.875% Guaranteed Notes due 2029 will be $550,000,000.

Maturity Date:	April 12, 2029

Interest Payment Dates:	April 12 and October 12, beginning on October 12, 2025

Coupon (Interest Rate):	8.875%

Yield to Maturity:	7.039%

Price to Public:	106.000% of the principal amount, plus accrued interest for the period from and including April 12, 2025 up to but excluding the settlement date.

Optional Redemption:	Prior to March 12, 2029 (one month prior to their maturity date) (the “Par Call Date”), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less interest accrued to the date of redemption or (b) 100% of the principal amount of the notes to be redeemed, plus in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	105340AS2 / US105340AS20

Joint Book-Running Managers:	BofA Securities, Inc.
Wells Fargo Securities, LLC
PNC Capital Markets LLC

BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Citizens JMP Securities, LLC
M&T Securities, Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc.
Synovus Securities, Inc.

Expected Ratings**:	Moody’s: Ba2 (stable); S&P: BB+ (stable)

*

The settlement date of the Notes is the seventh business day following the trade date (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery of the Notes should consult their advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes from the Preliminary Prospectus Supplement

The Company intends to use the net proceeds from this offering to repay outstanding borrowings under its $600 million unsecured revolving credit facility, to fund a partial repayment of the Company’s secured debt and for general corporate purposes, which may include the repayment, repurchase or other retirement of other indebtedness. As a result, all information (including financial information) presented in the preliminary prospectus supplement, dated June 17, 2025, is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or by calling Wells Fargo Securities, LLC at 1-800-645-3751.